Debra Delman Executive Vice President and Chief Financial Officer debra.delman@arbitron.com T (410) 312-8000 F (410) 312-8268

December 12, 2012

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Arbitron Inc. Form 10-K for the Year Ended December 31, 2011 Filed February 24, 2012 Definitive Proxy Statement on Schedule 14A filed April 12, 2012 File No. 1-19969

Dear Mr. Decker:

We are responding to your letter dated November 14, 2012 regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Form 10-K and Definitive Proxy Statement. This letter repeats each of the comments in the Staff’s letter in bolded typeface followed by our responses. Unless the context otherwise requires, references to “Arbitron,” “Company,” “our,” “us,” or “we” refer to Arbitron Inc. and its subsidiaries.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 36

1.	Please show us how you will revise your revenue discussion on page 37 in future filings to more clearly explain what is meant by a “transition from Diary-based ratings service” and how that caused a $27.5 million decrease in revenue from 2010 to 2011.

COMPANY RESPONSE: We respectfully advise the Staff that the transition of our radio ratings service in 48 of the largest radio markets from a diary-based service to a PPM-based service was the main focus of management, shareholders, and our disclosures for the ten year period through the completion of this transition in 2010. During this transition, we systematically and proactively changed the methodology we employ to provide these services to our client base from a manual (diary) to an electronic (PPM) data collection methodology. To clarify our disclosure, we will re-phrase the revenue discussion under “Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010” in our 2012 Form 10-K as follows: “These increases in revenue were partially offset by a $27.5 million decrease in revenue related to the transition from our Diary-based ratings service to our PPM-based ratings service”. This disclosure will only be necessary when our results are compared to the year ended December 31, 2010, because the transition to a PPM-based service in these markets was completed in 2010.

2.	Please show us how you will expand your disclosures in future filings to separately quantify the increase in revenues related to the 15 PPM Markets commercialized separate from your price escalators in other PPM Markets commercialized prior to 2010.

COMPANY RESPONSE: We respectfully advise the Staff that because the transition to the PPM service from the diary-based service was completed in 2010, the impact of the commercialization of the last 15 markets will not have an impact on the comparison of year-to-year results of operations after 2011. We will enhance the disclosure in our 2012 Form 10-K to include the amount of the revenue increase in 2011 related to the last 15 markets commercialized as follows: “PPM-based revenue increased by $51.3 million, primarily due to price escalators in PPM Markets commercialized prior to 2010 and a $20.4 million full year impact attributable to the 15 PPM markets commercialized during 2010.”

Item 8. Financial Statements and Supplementary Data, page 45

2. Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 53

3.	Please revise your future filings to clarify the nature of the products and services delivered under your license agreement. Please tell us how you considered the need to separately present products and services on the face of your income statement as required by Rule 5-03(b)(1) and (2) of Regulation S-X. Please show us in your supplemental response what these revised disclosures will look like in your future filings.

COMPANY RESPONSE: We respectfully advise the Staff that we previously addressed this topic with the Staff in our July 21, 2006 response to comment four of the Staff’s comment letter dated June 27, 2006, and our analysis has not changed since that time. Please refer to our prior response, reproduced as follows:

As noted by the Staff, Rule 5-03(b)(1) of Regulation S-X requires that (b) If income is derived from more than one of the subcaptions described under §210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under §210.5-03.2 shall be combined in the same manner.

1.	Net sales and gross revenues. State separately:

(a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Amounts earned from transactions with related parties shall be disclosed as required under §210.4-08(k).

We supplementally advise the Staff that the licenses of Arbitron’s data and its application software both represent revenue from services; therefore, in accordance with Rule 5-03(b)(1)(d) set forth above, the revenue generated through both licensing arrangements have been reported on the same line item. The licenses Arbitron grants its customers to use its proprietary software applications are not similar to the sale of tangible products because the customer licenses the right to use the software for the same period that it has a license to use the data. The software is a means to analyze the licensed data. In addition, these licenses to access and analyze data for a given period of time do not convey ownership rights to the customers as would be the case if these were tangible products sold.

The data and software services, which we provide through licensing agreements with our customers, are outputs of integrated data collection and production processes. The results of Arbitron’s surveys are distributed through an electronic book for all data licensees and additionally through the analytical software for software licensees. Costs for Arbitron’s software services are not separately calculated or reported internally from costs related to Arbitron’s data services. In accordance with Rule 5-03(b) of Regulation S-X, the related costs and expenses of the revenue from services have been grouped together and reported in a similar manner as the related revenues.

4.	You indicate that customer agreements with multiple licenses are reviewed for separate revenue recognition for deliverables specified by the agreements. Please show us how you will enhance your disclosures in future filings to indicate how and when you separately account for arrangements with multiple arrangements. Please tell us what consideration you give to providing the disclosures required by ASC 605-25-50.

COMPANY RESPONSE: We respectfully advise the Staff that we do not sell multiple element arrangements which are bundled for pricing purposes. We provide our ratings data services, and, in addition, we offer ancillary services (including software) to assist the customer in analyzing the data. The ancillary services are priced separately and we do not require our customers to license any one or more of the services. The reference in our policies note is meant to indicate that because we can contract for multiple services concurrently, we ensure that each contract distinguishes each service to be licensed and designates the pricing for each separate service. We will clarify our disclosure in future filings by removing the following sentence “Customer agreements with multiple licenses are reviewed for separate revenue recognition for deliverables specified by the agreements.” In its place, we will disclose “The Company prices each service separately. Customers are not required to license one or more of the services.”

5.	We note you provide your customers with enhancements and upgrades under your standard software license agreement for no additional cost. Please tell us and show us how you will expand your disclosure in future filings to indicate how you account for these apparent additional deliverables. Refer to ASC 965-605-25-44.

COMPANY RESPONSE: We supplementally advise the Staff there are no additional deliverables of software enhancements and upgrades required under our contracts. The software subscriptions allow our customers access to the most current version of our software resident on our website. The current software includes all enhancements and upgrades, if any, that occur during the license term at no additional cost to the customer.

We will revise our revenue recognition disclosure in future filings as follows: “Software revenue is recognized ratably over the life of the subscription. The subscriptions allow access to the most current versions of the software, which includes all enhancements and upgrades, if any, that occur during the license term at no additional cost to the customer.”

Property and Equipment, page 54

6.	You disclose on page six that your syndicated radio ratings services and related software represented approximately 88% of total revenue in 2011, 2010, and 2009. You also disclose on page eight that users access your ratings estimates through an Internet-based software system that you provide. We note your discussion regarding software developed for internal use on page 54. Given that revenues includes software license agreements, please tell us how you considered the need to disclose your accounting related to the cost of software to be sold, leased or marketed. Refer to ASC 985.

COMPANY RESPONSE: We supplementally advise the Staff that we follow the guidance contained within ASC 985-20, Cost of Software to Be Sold, Leased, or Marketed. In future filings, we will add the following disclosure to the discussion of our significant accounting policy related to Property and Equipment: “Development costs of software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. To date, the company’s software has been released to customers at substantially the same time technological feasibility has been established. Costs incurred subsequent to the achievement of technological feasibility are not significant and therefore no development costs have been capitalized.”

10. Commitments and Contingencies, page 62

Legal matters, page 63

7.	You disclose on page 31 that in February 2012, you and your insurers agreed to settle the April 2008 securities class action lawsuit for $7 million. You also indicate that the stockholder derivative lawsuit filed on June 13, 2008 is based essentially on the same substantive allegations as the securities class action lawsuit which was settled in February 2012. Please tell us how your February 2012 settlement of the securities class action lawsuit (which was finalized in October 2012) affected your estimates of reasonably possible losses in connection with the stockholder derivative lawsuit as of December 31, 2011 and September 30, 2012. Please also tell us how you considered the need to update your commitments and contingencies footnote disclosure as of September 30, 2012 regarding these matters. Refer to Rule 10-01(a)(5) of Regulation S-X.

COMPANY RESPONSE: We supplementally advise the Staff that we considered the settlement of the securities class action as it impacts the contingencies concerning the stockholder derivative suit. The shareholder class action was settled, after consultation with our insurers who fully covered the cost of the settlement, for the primary purpose of eliminating the ongoing costs of defense and related distractions to management. We believed we had substantial good faith legal defenses to the claim and would have ultimately prevailed had we elected to litigate the matter to conclusion. Similarly, we believe we have substantial good faith legal defenses and will ultimately prevail in litigating the stockholder derivative claim. Although we and our insurers may consider a settlement at some time in the future, we are currently not considering any settlement. We expect that any settlement we may consider would be immaterial and also fully covered by our insurers. Accordingly, we determined additional disclosure was not needed at this time; however, we will continue to monitor the circumstances to determine if any update is necessary to our commitments and contingencies footnote disclosure with respect to this litigation.

16. Enterprise-Wide Information, page 81

8.	Please revise your future filings to disclose the amount of long-lived assets in the United States separate from the rest of the world. Please refer to ASC 280-10-50-41(b).

COMPANY RESPONSE: We supplementally advise the Staff that we will disclose in future filings the amount of long-lived assets, specifically property and equipment, in the United States separate from the rest of the world. We will add the following disclosure in our 2012 10-K:

The following table sets forth geographic information for property and equipment, net as of December 31, 2012, 2011, and 2010 (in thousands):

	2012	2011	2010
U.S.		$69,009	$68,449
International		1,642	1,883

Total property and equipment, net	$	$70,651	$70,332

Definitive Proxy Statement on Schedule 14A

Setting 2011 Executive Compensation, page 23

9.	Refer to comment six in our letter dated November 25, 2009 and your response dated December 21, 2009. Similar to your supplemental response discussing how the compensation committee utilized peer group information with respect to the 2008 and 2009 executive compensation, in future filings, please continue to provide specific disclosure of the ways the compensation committee used the peer group information to make its executive compensation decisions. Please include in your response the effect that peer group information had on the 2011 executive compensation decisions.

COMPANY RESPONSE: We acknowledge the Staff’s comment and will revise our future disclosure accordingly. We will clarify in future filings, to the extent that the practice remains consistent with the Compensation Committee’s practice in recent years, that a quantitative analysis of compensation paid by other companies is not utilized by our compensation committee in order to base, justify or provide a framework for compensation decisions, but instead the information is considered periodically by the compensation committee in the context of evaluating a broad “market check” of the compensation decisions that have been made in accordance with the process described throughout our Compensation Discussion and Analysis.

Base Salary, page 24

10.	Refer to comment seven in our letter dated November 25, 2009 and your response dated December 21, 2009. We note your disclosure related to Mr. Kerr’s 2011 salary which was determined pursuant to the terms of his amended employment agreement and Mr. Creamer’s increase in salary due to his promotion. However, disclosure related to salary determinations related to the other named executive officers does not identify the material elements which drove the compensation committee’s decision in increasing the 2011 salary levels. In future filings, please ensure that your disclosure continues to correlate the committee’s practices in establishing salary levels with the actual compensation decisions.

COMPANY RESPONSE: In future filings, we will ensure our disclosure continues to correlate the committee’s practices in establishing salary levels with the actual compensation decisions.

Personal (weighted at 20%), page 27

11.	We note disclosure that the payout for the individual performance of each named executive officer ranged from 50% to 150% of target. You also provide a general description of the responsibilities of the named executive officers. In future filings, please clarify for each named executive officer the individual targets, how they were measured, and the actual level of individual target achievement. Please show us in your response your proposed disclosure.

COMPANY RESPONSE: The Company’s 2012 non-equity incentive plan does not contain any specific individual performance targets. On March 1, 2012, we filed a Form 8-K with the U.S. Securities and Exchange Commission disclosing the compensation committee had approved the Company’s 2012 non-equity incentive plan for executive officers, which did not include individual performance as a metric. For the 2012 non-equity incentive plan for executive officers, if the threshold return on invested capital goal is satisfied, the committee may exercise its discretion in awarding a cash payment that is linked to performance based upon the Company’s diluted earnings per share (weighted 70%), which may be adjusted by the committee to exclude the impact of extraordinary or non-recurring items, and quality of the Company’s ratings services (weighted 30%), which award may be increased or decreased depending on the committee’s assessment of any individual executive’s performance during the year.

If the committee elects to increase or decrease awards depending on its assessment of individual performance, we will clarify in future filings, for each named executive officer, what individual performance factors the committee assessed and how they were measured, and the actual level of individual target achievement.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Debra Delman
Debra Delman Executive Vice President and Chief Financial Officer

cc:	William T. Kerr, President and Chief Executive Officer
Timothy T. Smith, Chief Legal Officer
Richard A. Post – Audit Committee Chair
Larry E. Kittelberger – Compensation and Human Resources Committee Chair